Exhibit 21.1

LIST OF SUBSIDIARIES

OF

COOLBIT TECHNOLOGIES LIMITED

Name	Jurisdiction
Coolbit Investment Holdings Limited	British Virgin Islands
Coolpad Technologies, Inc.	United States of America
Coolpad technologies CA, Inc.	Canada
Coolbit Mining Pte. Ltd.	Singapore
Xcentz Inc.	United States of America
Xcentz Limited	Hong Kong
Magic Code Inc.	Cayman Islands